SHAREHOLDERS' MEETING AND PROXY VOTING RESULTS

The following proposal was passed by the required majority of shareholders of the MasterWorks Short-Intermediate Term Fund at a Special Shareholders' meeting held on November 29, 1998, for the purpose of voting on this proposal.

         To approve a Plan of Consolidation providing for the transfer of the assets and liabilities of the MasterWorks Short-Intermediate Term Fund to the Stagecoach Short-Intermediate U.S. Government Income Fund in exchange for shares of designated classes of the Stagecoach Short-Intermediate U.S. Government Income Fund.

For               Against           Abstain
---               -------           -------

768,335           0                 0